Transamerica Life Insurance Company Home Office: [Cedar Rapids, IA 52499] Administrative Office: [4333 Edgewood Rd NE] [Cedar Rapids, IA 52499] [(800) 238-4302]

(Referred to as the Company, we, our or us)

ADDITIONAL INSURED RIDER

We have issued this rider as a part of the policy to which it is attached.  Except as otherwise specifically set forth below, it is subject to all of the terms of the policy.

Rider Benefit
If an Additional Insured dies while insured under this rider, we will pay the rider death benefit as set forth below. The amount of the rider death benefit for each Additional Insured is the amount shown for that Additional Insured in the Policy Data.  If coverage for an Additional Insured is added or changed after the Date of Issue of the policy, the rider death benefit will be the amount we confirm to you in writing. Payments are subject to the provisions of the policy and this rider.

Payment of Proceeds
Any proceeds payable on the death of an Additional Insured will be paid to the beneficiary you named for that Additional Insured. If you do not name a beneficiary, any proceeds will be payable as set forth in the application for this rider. You may designate a different beneficiary for an Additional Insured at any time by:
1. Naming the beneficiary in accordance with the How to Change a Beneficiary provision of the policy; and
2. Specifically stating that the beneficiary designation is applicable to insurance provided under this rider for that Additional Insured.

Any proceeds may be applied under the Settlement Provisions of the policy.

Definitions
Additional Insured refers separately to each person named as an Additional Insured in the Policy Data.  If coverage for an Additional Insured is added after the Date of Issue of the policy, Additional Insured will also include anyone so identified by us in writing.

Age has the meaning described in the policy. For purposes of this rider, the Age of an Additional Insured changes on each Policy Anniversary.

Insured means the Insured under the policy to which this rider is attached. It does not include any other individuals covered under other riders.

Conversion
While this rider is in effect, you may convert the coverage on an Additional Insured to a new policy of permanent insurance we make available at that time for such purpose. You may convert the coverage on an Additional Insured at any time prior to the Additional Insured’s 70th birthday. You must send us a Written Request for the conversion. The following will apply:

1. The face amount of each new policy may not exceed the rider death benefit for that Additional Insured as of the date of the conversion.

2. The face amount of each new policy may not be less than our published minimum for the plan selected. There will always be a plan available in an amount to which you may convert.

3. Each new policy will be effective on the date of conversion. You will be the owner of the new policy unless you request otherwise.  If you are not living at the time of conversion, the Additional Insured will be the owner.

4. Premiums for the new policy will be based on the same Class of Risk as this rider (or for a similar Class of Risk, if the same Class of Risk is not available on the new policy), and the Additional Insured’s sex and date of birth.

5. The initial premium for the new policy must be received at our Administrative Office within 31 days of receipt of the conversion application. If the initial premium is not received within that period, the conversion application will be cancelled and coverage under this rider will continue unless it has otherwise been terminated.

6. Even if monthly charges for this rider are being waived under a rider attached to the policy at the time of conversion, the premiums or monthly deductions under the new policy will not be waived.

7. The new policy will be dated as of the date of the conversion. Coverage under this rider will terminate when coverage under the new policy begins unless the conversion follows the death of the Insured.  In that case, there will be no coverage on an Additional Insured until the conversion application is submitted and the initial premium for the new policy is paid.

8. If coverage under this rider is converted in accordance with these conditions, no evidence of insurability will be required and the incontestability and suicide periods for the new policy will be measured from the later of the Coverage Date or the date of any reinstatement of the new policy.

Death of Insured
If the Insured dies while this rider is in effect and prior to the Additional Insured’s 70th birthday, you (or each respective Additional Insured, if you are the Insured) may convert the coverage under this rider in accordance with the Conversion provision. Application for such conversion must be made within 45 days of the death of the Insured.

Termination
This rider will terminate on the earliest of the following dates or events:

1. The death of the Insured;
2. The Policy Anniversary at the Insured’s Age 121;
3. The death of the last surviving Additional Insured;
4. The next Monthly Policy Date following the date you request termination of this rider;
5. The date the policy Lapses;
6. The date the policy is surrendered or continued under any nonforfeiture option;
7. The date the policy terminates; or
8. The date that coverage for all Additional Insureds under this rider is converted.

Insurance on an Additional Insured will automatically terminate on the earlier of the Policy Anniversary at such Additional Insured’s Age 100 or when all coverage for that Additional Insured is converted.

Our taking of a monthly charge for any period after the date of termination of coverage under this rider shall create no liability by us with respect to this rider, nor will it constitute a waiver of the termination. Any monthly charge for coverage under this rider following termination of such coverage will be retroactively refunded by crediting it to the Policy Value.

Reinstatement
If the policy is Reinstated, you may reinstate this rider and any rider death benefit that was in effect when the policy Lapsed. Insurance for an Additional Insured may be reinstated only if we have received:

1. The Additional Insured’s written consent to reinstatement; and
2. Evidence of insurability sufficient to satisfy us that the Additional Insured continues to qualify for the same Class of Risk and any substandard rating upon which we based the issuance of that coverage.

Consideration	We have issued coverage on each Additional Insured in consideration of the application and payment of the first monthly charge for such coverage.
Monthly Charges for this Rider
While this rider is in effect, we will take monthly charges for this rider from the
Policy Value of the policy. The monthly charges consist of the Monthly Cost of Insurance and the Monthly Expense Charge. Monthly charges apply separately for each Additional Insured. The monthly charge for this rider equals the total of all monthly charges for each Additional Insured. The first monthly charge for each Additional Insured is shown in the Policy Data if coverage for such Additional Insured is issued on the Date of Issue of the policy.

Monthly Cost of Insurance
The Monthly Cost of Insurance for each Additional Insured equals the rider Monthly Cost of Insurance Rate for that Additional Insured multiplied by the rider death benefit divided by 1,000. To determine the rider Monthly Cost of Insurance Rate, we will use the current Monthly Cost of Insurance Rate tables in effect for this rider using the Additional Insured’s Age, sex, Class of Risk, any substandard rating and the number of years that have elapsed since the Policy Anniversary on or prior to the Coverage Date (rounding up in the case of partial years).

The Guaranteed Maximum Monthly Cost of Insurance Rates are shown in the policy. We may use rider Monthly Cost of Insurance Rates lower than the Guaranteed Maximum Monthly Cost of Insurance Rates, but will never charge rates in excess of the Guaranteed Maximum Monthly Cost of Insurance Rates. We may change the rider Monthly Cost of Insurance Rates from time to time. Any change to the rider Monthly Cost of Insurance Rates will be applied uniformly to all persons of the same Age, sex, Class of Risk and any substandard rating whose coverage has been in effect for the same length of time. The Guaranteed Maximum Monthly Cost of Insurance Rate is based on the Additional Insured’s Age, sex and Class of Risk, adjusted for any rating.

Monthly Expense Charge
The Monthly Expense Charge for each Additional Insured equals the rider death benefit divided by 1,000, then multiplied by the Monthly Expense Charge Per Thousand for that Additional Insured.

We determine the rate of the Monthly Expense Charge Per Thousand and may change it from time to time, but we will never charge in excess of the Guaranteed Maximum Monthly Expense Charge Per Thousand for each Additional Insured. The amount and duration of the Guaranteed Maximum Monthly Expense Charge Per Thousand in effect for each Additional Insured on the Policy Date is shown in the Policy Data. We will notify you of the amount and duration of the Guaranteed Maximum Monthly Expense Charge Per Thousand applicable to an increase in Additional Insured coverage or an Additional Insured added after the Policy Date. Any change to the Monthly Expense Charge Per Thousand will be applied uniformly to all Additional Insureds of the same Age, sex and Class of Risk whose coverage has been in effect for the same length of time.

Incontestability
The provisions of the policy relating to incontestability apply to this rider. However, if coverage for an Additional Insured is added after the Date of Issue of the policy, the contestable period will be measured from the later of the Coverage Date or the date this rider is reinstated.

If coverage for an Additional Insured is increased, a new two year contestability period will apply from the date of each increase with respect to statements made in the application for that increase, but only for the amount of the increase.

Suicide
If an Additional Insured, whether sane or insane, dies by suicide within two years from the Date of Issue of the policy, our liability with respect to that Additional Insured will be limited to an amount equal to the total monthly charges taken for that Additional Insured under this rider. If coverage for an Additional Insured is added after the Date of Issue of the policy, the two year period will be measured from the Coverage Date. If this rider is reinstated, this section will be reinstated. A new two year period will apply beginning on the date of reinstatement. If an Additional Insured, whether sane or insane, dies by suicide within two years from the reinstatement date, our liability with respect to that Additional Insured will be limited to an amount equal to the monthly charges taken for that Additional Insured under this rider from the date of reinstatement. If an Additional Insured, whether sane or insane, dies by suicide within two years from the effective date of any increase in coverage for that Additional Insured, our liability for the amount of increase will be limited to the total monthly charges taken for the increase.

Misstatement of Age or Sex
If the date of birth and/or sex of an Additional Insured has been misstated and we discover this while that Additional Insured is still living, we may recalculate and revise the Policy Value to the amount it would have been at that Additional Insured’s correct Age and/or sex. If we discover a misstatement of an Additional Insured’s date of birth and/or sex after that Additional Insured’s death or if the revised Policy Value would result in the termination of the policy, we will adjust the rider death benefit instead. The adjusted rider death benefit will be the amount which would have been purchased at the Additional Insured’s correct Age and/or sex by the most recent monthly charges using the correct Monthly Cost of Insurance Rates and Monthly Expense Charge. If the misstatement is discovered while the Additional Insured is still living, future monthly charges and Minimum Monthly No Lapse Premiums will be adjusted for that Additional Insured’s correct Age and/or sex.

No Dividends are Payable	This rider does not participate in our profits or surplus.
Nonforfeiture Values	This rider does not have cash values or loan values.
Coverage Date	The Coverage Date for each Additional Insured will be the Policy Date, unless we inform you in writing of a different date.

Signed for us at our home office.

/s/Craig D. Vermie	/s/Brenda Clancy
[Secretary]	[President]